SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT No. 2)

Under the Securities Exchange Act of 1934

NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
_______________________________________________________________________
(Name of Issuer)

Shares of Common Stock, no par value
_______________________________________________________________________
(Title of Class of Securities)

648904200
_______________________________________________________________________
(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue, Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
_______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 19, 2001
_______________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 648904200	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14		TYPE OF REPORTING PERSON* OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14		TYPE OF REPORTING PERSON* IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,289,023 (includes 16,289,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14		TYPE OF REPORTING PERSON* IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,365 (includes 2,947,365 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,947,365 (includes 2,947,365 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,365 (includes 2,947,365 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14		TYPE OF REPORTING PERSON* PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital Qualified, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,964,721 (includes 6,964,721 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,964,721 (includes 6,964,721 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,964,721 (includes 6,964,721 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14		TYPE OF REPORTING PERSON* PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,376,937 (includes 6,376,937 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,376,937 (includes 6,376,937 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,376,937 (includes 6,376,937 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14		TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the statement on Schedule 13D relating to shares of common stock of New World Coffee - Manhattan Bagel, Inc. f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer") as initially filed with the Securities and Exchange Commission (the "Commission") on January 30, 2001 (the "Schedule 13D") and amended by Amendment No. 1 to Schedule 13D ("Schedule 13D Amendment 1") on January 31, 2001.

                     This Amendment No. 2 to Schedule 13D is being filed to restate Items 3-5.
Item 3.	Source and Amount of Funds

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          Greenlight has the right to purchase 16,289,023 shares of Common Stock at a price of $.01 per share upon exercise of the Warrants (as defined in Item 4) held by Greenlight Fund, Greenlight Qualified and Greenlight Offshore. The aggregate purchase price of the Common Stock, if the Warrants are exercised in full, is $162,890.23.

          On January 17, 2001, Issuer issued warrants to purchase Common Stock in the amount of (i) 831,019 shares to Greenlight Fund, (ii) 1,862,687 shares to Greenlight Qualified, and (iii) 1,548,350 shares to Greenlight Offshore (each, a "First Warrant" and collectively, the "First Warrants"). The First Warrants may be exercised at any time prior to January 17, 2006, and the number of shares of Common Stock stated in the First Warrant may be purchased at an exercise price of $0.01 per share of Common Stock subject to adjustment as provided in the First Warrants. On January 17, 2001 and as consideration for the issuance of the First Warrants, (i)  Greenlight Fund invested $1,959,000, (ii) Greenlight Qualified invested $4,391,000, and (iii) Greenlight Offshore invested $3,650,000 in Greenlight New World, L.L.C. ("GNW"). The Issuer is the sole manager of GNW and GNW's sole purpose is to purchase certain bonds (the "Bonds") known as Einstein/Noah Corporation ("Einstein") 7.25% convertible subordinated bonds June 2004.

          In connection with an offering of 140,000 Units by the Issuer (each a "Unit"), each Unit consisting of $1,000 principal amount of Senior Secured Increasing Rate Notes due 2003 and one warrant to purchase 98 shares of Common Stock, on June 19, 2001 Greenlight Fund purchased 2600 Units for $2,470,000, Greenlight Offshore purchased 6100 Units for $5,795,000, and Greenlight Qualified purchased 6300 Units for $5,985,000.

          On June 19, 2001, under the terms of the Third Purchase Agreement (as defined in Item 4 below), (i) Greenlight Fund purchased a Third Warrant (as defined in Item 4 below) and shares of Series F Preferred Stock for a purchase price of $2,200,000, (ii) Greenlight Qualified purchased a Third Warrant and shares of Series F Preferred Stock for a purchase price of $5,300,000 and (iii) Greenlight Offshore purchased a Third Warrant and shares of Series F Preferred Stock for a purchase price of $5,000,000.
Item 4.	Purpose of the Transaction

          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          On January 16, 2001, Greenlight Fund, Greenlight Qualified, Greenlight Offshore (together, the "Greenlight Entities") and the Issuer entered into a Bond Purchase Agreement (the "First Purchase Agreement"). The form of the First Purchase Agreement is incorporated herein by reference to Exhibit 2 to Schedule 13D Amendment 1. Under the terms of the First Purchase Agreement, Greenlight Fund, Greenlight Qualified, and Greenlight Offshore contributed $1,959,000, $4,391,000 and $3,650,000, respectively, (such amounts, plus the accretion thereon is referred to as the "Contribution Amount") to Greenlight New World, L.L.C. ("GNW"). GNW's sole purpose is to purchase Einstein/Noah Bagel Corporation 7.25% convertible subordinated bonds June 2004 (the "Bonds"). The Greenlight Entities are the sole equity owners of GNW. The Issuer is the sole manager of GNW (the "Manager") and has sole power to vote the Bonds so long as the Bonds are owned by GNW. Under the terms of the First Purchase Agreement, the Greenlight Entities may exchange their equity interests in GNW for shares of the Issuer's Series E Preferred Stock (the "Series E Preferred") within thirty (30) days after a combination of the businesses of Einstein and the Issuer whether effected by merger, combination, sale of assets or sale of capital stock (an "Einstein Combination"). The Certificate of Designation of the Series E Preferred Stock (the "Certificate of Designation") is incorporated by reference to Exhibit 7 to Schedule 13D. Further, under the terms of the First Purchase Agreement, if the Issuer fails to redeem the Series E Preferred for an amount equal to 100% of the liquidation value of the Series E Preferred, plus all accrued or declared but unpaid dividends, if any, prior to the third anniversary of the First Purchase Agreement, and for so long as such failure continues, the Greenlight Entities shall have the right to designate fifty percent (50%) of the Issuer's board of directors.

          In connection with the First Purchase Agreement, Greenlight Fund received a warrant to purchase up to 831,019 shares of Common Stock, Greenlight Qualified received a warrant to purchase up to 1,862,687 shares of Common Stock, and Greenlight Offshore received a warrant to purchase up to 1,548,350 shares of Common Stock (each, a "First Warrant" and collectively, the "First Warrants"). The forms of the First Warrants are incorporated herein by reference to Exhibits 4-6 to Schedule 13D. Pursuant to Section 4.2 of the First Purchase Agreement, the number of shares that the Greenlight Entities receive upon exercise of their First Warrants is subject to upward adjustment depending upon certain future events affecting the capitalization of the Issuer. The shares of Common Stock issuable upon exercise of a First Warrant are entitled to registration rights under the terms of a Registration Rights Agreement among the Greenlight Entities and the Issuer, incorporated by reference to Exhibit 3 to Schedule 13D. Under the terms of the First Purchase Agreement, if after the first year from the date of the First Purchase Agreement there has not been an Einstein Combination, and for so long as (1) there has not been an Einstein Combination by the end of the third year after the date of the First Purchase Agreement, or (2) there has been an Einstein Combination and the Greenlight Entities have not elected to exchange the equity of GNW for the Series E Preferred shares within 30 days thereafter or (3) the Greenlight Entities have timely elected to receive the Series E Preferred shares and the same have been redeemed, whichever is sooner, the Issuer will issue pro rata to the Greenlight Entities warrants (the "Additional Warrants") representing an additional .9375% of the fully diluted Common Stock of the Company outstanding at the beginning of each three-month period, commencing with the first anniversary of the date of the First Purchase Agreement, which percentage shall be reduced pro-rata based upon Series E Preferred shares theretofore redeemed at the election of the Greenlight Entities (in the case of a partial redemption) or the funds withdrawn by the Greenlight Entities from GNW. In addition, in the event the Issuer redeems its outstanding shares of Series F Preferred Stock, par value $.001 ("Series F Preferred Stock") and pays the redemption price therefor through the issuance of Senior Subordinated Notes (the "Notes") as provided for in Section 3(b)(ii) of the Certificate of Designation, Preferences and Rights of Series F Preferred Stock filed by the Issuer with the Delaware Secretary of State, then, at the time of such redemption, the Issuer shall issue the Greenlight Entities pro-rata warrants representing an additional 1.5% of the fully diluted Common Stock of the Issuer outstanding at such time. Further, under the terms of the First Purchase Agreement, within 10 days following the Einstein Combination, the Issuer is obligated to issue pro-rata to the Greenlight Entities such additional warrants, if any, to allow the purchase of that number of shares of Common Stock equal to 11.25% of the fully diluted Common Stock issued (i) to the equity or other claim holders of Einstein (the "Einstein Claimholders"), and (ii) in connection with a financing used primarily to acquire the interests in Einstein held by the Einstein Claimholders in connection with the transactions related to an Einstein Combination exclusive of equity sold to unaffiliated third parties.

          On June 19, 2001, in connection with the purchase of Units, Greenlight Fund received a warrant to purchase up to 254,800 shares of Common Stock, Greenlight Offshore received a warrant to purchase up to 597,800 shares of Common Stock, and Greenlight Qualified received a warrant to purchase up to 617,400 shares of Common Stock (each, a "Bridge Warrant" and collectively, the "Bridge Warrants"). Each Bridge Warrant has an expiration date of June 15, 2006 and an exercise price of $0.01 per share.

          On June 19, 2001, the Issuer, Halpern Denny III, L.P. ("HD III"), the Greenlight Entities, Special Situations Private Equity Fund, L.P. ("Special Situations Private"), Special Situations Cayman Fund, L.P. ("Special Cayman"), Special Situations Fund III, L.P. ("Special III", and together with Special Situations Private and Special Cayman, "Special Situations") entered into a Third Series F Preferred Stock and Warrant Purchase Agreement (the "Third Purchase Agreement"). The Third Purchase Agreement is attached hereto as Exhibit 99.1. The closing under the Third Purchase Agreement occurred on June 19, 2001. Under the terms of the Third Purchase Agreement, (i)  Greenlight Fund purchased 2,200 shares of Series F Preferred Stock, (ii) Greenlight Qualified purchased 5,300 shares of Series F Preferred Stock and (iii) Greenlight Offshore purchased 5,000 shares of Series F Preferred Stock.

          In connection with the Third Purchase Agreement, (i) Greenlight Fund received a warrant to purchase 1,861,546 shares of Common Stock, (ii) Greenlight Qualified received a warrant to purchase 4,484,634 shares of Common Stock and (iii) Greenlight Offshore received a warrant to purchase 4,230,787 shares of Common Stock (each, a "Third Warrant", collectively, the "Third Warrants", and together with the First Warrants and the Bridge Warrants, the "Warrants"). The form of Third Warrant is attached hereto as Exhibit 99.2. Each of the Third Warrants is exercisable at any time until June 19, 2006. Pursuant to paragraph (f) of the Third Warrants, the number of shares of Common Stock that the Greenlight Entities may receive upon exercise of its Warrants is subject to adjustment for stock splits, recapitalizations and similar changes in the capitalization of the Issuer. The shares of Common Stock issuable upon exercise of the Third Warrants are entitled to registration rights under the terms of an Amendment No. 2 to the Amended and Restated Registration Rights Agreement dated June 19, 2001 among the Issuer, HD III, Brookwood New World Investors, LLC ("Brookwood"), BET Associates, L.P. ("BET"), Greenlight and Special Situations, which is attached hereto as Exhibit 99.3.

          The Issuer entered into a Consent and Waiver Agreement (the "Consent and Waiver Agreement") dated June 19, 2001 with HD III, Brookwood, BET, the Greenlight Entities and Special Situations, which is attached hereto as Exhibit 99.4. Pursuant to Section 8 of the Consent and Waiver Agreement, HD III, Brookwood, BET, the Greenlight Entities and Special Situations have agreed not to exercise any of the warrants until such time as the Certificate of Incorporation of the Issuer is amended to increase the authorized common stock to an amount sufficient to permit the exercise of all then outstanding options and warrants. The Issuer has agreed to effect such amendment of the Certificate of Incorporation of the Company on or prior to the earlier of October 17, 2001 and a Change of Control Event (as defined in the Second Amended Certificate of Designation). At any time on or after October 17, 2001, even if such amendment has not been effected, HD III, Brookwood, BET, the Greenlight Entities and Special Situations shall be permitted to exercise their warrants, provided that upon such exercise there is a sufficient number of shares of Common Stock authorized to permit the exercise of the warrants issued in connection with the $140,000,000 Senior Secured Increasing Rate Notes due 2003 by the Issuer. In the event that HD III, Brookwood, BET, Greenlight and Special Situations are permitted to exercise some, but not all of the warrants issued to them due to the restrictions contained therein, then the holders of warrants issued prior to March 31, 2001 have the right to exercise their warrants prior to holders of warrants issued after March 31, 2001.

          According to the Second Amended Certificate of Designation, Preferences and Rights of the Series F Preferred Stock (the "Amended Certificate of Designation"), attached hereto as Exhibit 99.5, holders of Series F Preferred Stock are entitled to receive, when, as and if declared by the Issuer's board of directors, and to the extent funds are legally available, cumulative dividends payable quarterly, on each March 31, June 30, September 30 and December 31, commencing on (i) March 31, 2001 with respect to any shares of Series F Preferred Stock issued on or prior to March 31, 2001 and (ii) June 30, 2001 with respect to any shares of Series F Preferred Stock issued after March 31, 2001, with dividends for partial quarters based on the dates of issuance and redemption accruing pro rata, at the rate of 16% per annum (the "Dividend Percentage Rate"). The liquidation preference for each share of Series F Preferred Stock is equal to $1,000 plus all accrued and unpaid dividends. The dividends are payable in kind as additional shares of Series F Preferred Stock. The Dividend Percentage Rate will increase by an additional 2% per semi-annum commencing on (i) January 18, 2002 with respect to any shares of Series F Preferred Stock issued on or prior to March 31, 2001 and (ii) June 30, 2002 with respect to any shares of Series F Preferred Stock issued after March 31, 2001, on each outstanding share of Series F Preferred Stock until such share of Series F Preferred Stock has been redeemed by the Issuer as required by the Second Amended Certificate of Designation. No dividends or other distributions of any kind may be declared or paid on, nor will the Issuer redeem, purchase or acquire any shares of the Common Stock, any of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or Series D Preferred Stock or any other junior class or series of stock other than stock dividends and distributions of the right to purchase common stock and repurchase any such rights in accordance with the Issuer's Rights Agreement dated June 7, 1999 (the "Rights Plan"), unless all dividends on the Series F Preferred Stock accrued for all past dividend periods have been paid. The Second Amended Certificate of Designation provides that the Series F Preferred Stock is redeemable at the election of the Issuer, in whole or in part, at any time ("Optional Redemption Date") on not less than 5 nor more than 60 days' prior notice, for an amount equal to 100% of the Purchase Price (as defined below), plus all accrued or declared but unpaid dividends, if any, to the date of redemption (the "Redemption Price"). The "Purchase Price" of each share of the Series F Preferred Stock shall be $1,000 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). In the event that the Issuer does not file an amendment to its Certificate of Incorporation in order to increase the number of authorized shares of its Common Stock to at least 125,000,000 on or prior to October 17, 2001, then the Redemption Price shall be increased by 1% per month until such time as such amendment is filed with the Secretary of State of the State of Delaware and is in full force and effect. All outstanding shares of Series F Preferred Stock (x) issued on or prior to March 31, 2001 must be redeemed (subject to the legal availability of funds therefore) in whole on January 18, 2004 and (y) issued after March 31, 2001 must be redeemed (subject to the legal availability of funds therefor) in whole on June 30, 2004 (each a "Mandatory Redemption Date"), at the Redemption Price. In the event that the Issuer fails to pay the Redemption Price in cash on the Mandatory Redemption Date, the Redemption Price will be paid on such date by the issuance of a senior subordinated note (the "Note"), in the form attached hereto as Exhibit 99.6. Under the terms of the Second Purchase Agreement, if within one year of the closing, the Issuer (i) fails to redeem the Series F Preferred Stock or (ii) redeems the Series F Preferred Stock by the issuance of the Note, but has not paid the Note in full, the Issuer will be required to issue (x) to Greenlight Fund a warrant representing an additional 0.165% of the fully diluted Common Stock, (y) to Greenlight Qualified a warrant representing an additional 0.3975% of the fully diluted Common Stock and (z) to Greenlight Offshore a warrant representing an additional 0.375% (collectively the "New Warrants") of the fully diluted Common Stock (in each case, taking into account all options, warrants and other convertible securities of the Issuer, but not including any outstanding warrants or options with a strike price greater than $3.00 per share and not including the New Warrants) outstanding on such first anniversary date and on each June 30 and December 31 thereafter. The percentage will be reduced pro rata to the extent that the Series F Preferred Stock issued to the Greenlight Entities has been redeemed or the Note has been repaid. The Issuer has amended its bylaws to provide that the authorization of at least 75% of the board of directors is required to authorize the filing of a petition under the United States bankruptcy code and increased the number of directors to nine.

          Under Amendment No. 2 to the Stockholders Agreement among the Issuer, HD III, Brookwood, BET, Greenlight and Special Situations dated as of June 19, 2001 attached hereto as Exhibit 99.7, [the Issuer must take all necessary actions to cause the election of two directors designated by HD III; provided, however, that if the shares of Series F Preferred Stock held by HD III are redeemed for cash in accordance with the Second Amended Certificate of Designation or the Note to be issued in accordance with the Second Amended Certificate of Designation is paid in full, HD III will only have the right to designate one director. In addition, after such events have occurred, if HD III owns less than 2% of the voting stock of the Issuer, it will no longer have the right to designate any directors. The Note also requires the Issuer to take all necessary actions to cause the election of one director designated by HD III.] Under the Stockholders Agreement, as amended, the Issuer has granted to HD III, Brookwood, BET, the Greenlight Entities and Special Situations the right to purchase such stockholder's proportionate percentage in future offerings of securities of the Issuer other than (i) issuances of certain options or warrants to employees, directors or consultants, (ii) issuances in connection with any merger or acquisition, (iii) issuances in an underwritten public offering or (iv) issuances to a bank or other institutional investor in connection with a debt financing. Also pursuant to the Stockholders Agreement, as amended, the Issuer granted HD III, Brookwood, BET, the Greenlight Entities and Special Situations a co-sale right in certain situations.

          Furthermore, according to the Second Amended Certificate of Designation, so long as any shares of Series F Preferred Stock remain outstanding, the Issuer may not, without the vote or written consent by the holders of at least 67% of the then outstanding shares of the Series F Preferred Stock, voting together as a single class: (i) amend or repeal any provision of the Issuer's Certificate of Incorporation or By-Laws in a manner which materially and adversely affects the rights and preferences of the holders of Series F Preferred Stock; (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series F Preferred Stock, including, without limitation, the Series F Preferred Stock of the Issuer, without the vote or written consent by the holders of at least 70% of the then outstanding shares of Series F Preferred Stock, voting together as a single class; (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in Common Stock or rights under the Rights Plan; (iv) repurchase or redeem any shares of capital stock of the Issuer other than the redemption of the Series F Preferred Stock; (v) authorize (a) a sale of any material asset of a value in excess of $1,000,000 of the Issuer or any subsidiary or subsidiaries of the Issuer, (b) a sale of any substantial portion of the assets of the Issuer or any subsidiary or subsidiaries (other than sales of stores owned by the Issuer or its subsidiaries) or (c) a recapitalization or reorganization of the Issuer or any subsidiary or subsidiaries of the Issuer (other than stock splits, combinations and/or dividends); (vi) take any action that results in the Issuer or any subsidiary or subsidiaries of the Issuer incurring or assuming more than $1,000,000 of funded indebtedness (other than (w) the $140,000,000 Senior Secured Increasing Rate Notes due 2003 (which have been previously approved by the requisite holders of the Series F Preferred Stock), (x) the $35,000,000 Secured Increasing Rate Note issued on June 19, 2001, (y) borrowings of up to $7,500,000 for a revolving line of credit and (z) up to $4,700,000 of indebtedness outstanding as of June 15, 2001); (vii) effect any change of control event; (viii) effect (a) an acquisition of another corporation or other entity, or a unit or business group of another corporation or entity, by merger or otherwise, except as contemplated by the First Purchase Agreement, the Exchange Agreement and the Second Purchase Agreement or (b) the purchase of all or substantially all of the capital stock, other equity interests or assets of any other entity or person, except as contemplated in the First Purchase Agreement, the Exchange Agreement, the Second Purchase Agreement and the Third Purchase Agreement; (ix) increase the number of directors of the board of directors of the Issuer except as contemplated in the First Purchase Agreement, the Exchange Agreement and the Second Purchase Agreement; (x) effect or allow fundamental change in the nature of the Issuer's business; or (xi) otherwise materially affect the rights, privileges and preferences of the holders of the Issuer's Series F Preferred Stock. Under the Second Amended Certificate of Designation, the holders of Series F Preferred Stock, except as otherwise required under the laws of Delaware or as set forth in the Amended Certificate of Designation, are not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Issuer. Under the Second Amended Certificate of Designation and the Note, the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect up to four directors (the "Series F Directors"), provided that two of the Series F Directors shall be designated by HD III, one shall be designated by Brookwood and one shall be designated by BET. If (i) dividends on the Series F Preferred Stock are in arrears and unpaid for any quarterly period, which failure to pay continues for a period of thirty (30) days; or (ii) the Issuer fails to discharge any redemption obligation with respect to the Series F Preferred Stock and such failure continues more than 90 days following a mandatory redemption date, then (A) the number of members comprising the Issuer's board of directors will automatically increase by such number so that such additional directors (but including the board seats elected by the holders of Series F Preferred Stock) constitutes not less than 50% of the board of directors of the Issuer and (B) the holders of the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect directors to the board of directors to fill the vacancies created by such increase, provided that such directors are designated equally by (A) HD III on the one hand, and (B) Brookwood and BET on the other hand. Such voting rights will continue until such time as, in the case of a dividend default, all dividends in arrears on the Series F Preferred Stock are paid in full and, in the case of the failure to redeem, until payment of the Redemption Price in cash or until the Note is delivered, at which time the term of the directors elected as described in this paragraph will terminate. The Issuer may not modify, change, affect or amend the Certificate of Incorporation or the Second Amended Certificate of Designation to increase the authorized Series F Preferred Stock, without the affirmative vote or consent of holders of at least a 67% of the shares of Series F Preferred Stock then outstanding, voting or consenting, as the case may be, as one class. Pursuant to the Third Purchase agreement, the Issuer is obligated to pay to Greenlight Fund a transaction fee of $417,000 which is payable on January 31, 2002.

          On June 19, 2001 the Issuer, GNW and the Greenlight Entities entered into a letter agreement (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 99.8. Under the terms of the Letter Agreement, the Greenlight Entities consented to the pledge (the "Pledge") by the Issuer, as manager of GNW, of the Bonds to Jeffries & Company, Inc. to secure a loan to an unrestricted subsidiary of the Issuer in the principal amount of $35.0 million (the "Loan"). The Greenlight Entities also agreed that during the term of the Pledge they would not exercise their rights for the withdrawal of "Section 2.3 Proceeds" (as such term is defined in the First Purchase Agreement) provided in Section 2.3 of the First Purchase Agreement. In consideration for the consent of the Greenlight Entities, the Issuer agreed to distribute to the Greenlight Entities, pro rata according to the contribution made by each member to GNW, the amount of proceeds on the Bonds in excess of the amount used to repay the Loan. In addition, the Issuer agreed to issue to the Greenlight Entities the number of shares of Series F Preferred Stock equal to (i) the excess of the Contribution Amount over the Distributed Proceeds (the "Excess Contribution") divided by (ii) $1000 per share of Series F Preferred Stock (such shares of Series F Preferred Stock herein referred to as the "Shares"). The Shares shall be allocated among the members of GNW pro rata according to the contribution made by each member to GNW (the "Allocation Ratio"). The Issuer may not utilize any other source of funds (other than the amount of proceeds on the Bonds in excess of the amount used to repay the Loan) to return the Contribution Amount to the Greenlight Entities, and any distributions to the Greenlight Entities from any other source of funds will be excluded from the calculation of Distributed Proceeds and Excess Contribution. The Issuer further agreed to issue to the Greenlight Entities warrants (the "Additional Warrants") to purchase that number of shares of Common Stock, equal to the Applicable Percentage (as defined below) of the outstanding Common Stock of the Issuer as of the date of the Letter Agreement (determined on a fully diluted basis) at an exercise price of $0.01 per share of Common Stock. "Applicable Percentage" means the greater of (i) 5.625% and (ii) 1.125% for each $1,000,000 of Excess Contribution (or fraction thereof). The number of shares of Common Stock issuable on exercise of the Additional Warrants will be subject to adjustment as provided in the Third Purchase Agreement. The Issuer agreed to issue the Additional Warrants to Greenlight on the earlier to occur of (a) the date on which shares of Series F Preferred Stock are issued under the Letter Agreement and (b) the date on which the proceeds from the Bonds are received by the Issuer and/or GNW. The Additional Warrants will be allocated among the members of GNW according to their Allocation Ratios.

          Other than as described above, neither Greenlight, Greenlight Fund, Greenlight Offshore, Greenlight Qualified, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:
1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3) any change in the present board of directors or managers of the Issuer;
4) any material change in the present capitalization or dividend policy of the Issuer;
5) any other material change in the Issuer's business or corporate structure;
6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)     As of June 29, 2001, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 16,289,023 shares of Common Stock of the Issuer (which includes 16,289,023 shares issuable to Greenlight Fund, Greenlight Offshore and Greenlight Qualified upon exercise of the Warrants), which represents 49.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 16,289,023 shares of Common Stock underlying the Warrants not yet exercised but beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin as of the date hereof, by (ii) 32,732,470 shares of Common Stock, which equals the sum of (y) 16,443,447 shares of Common Stock outstanding as of May 8, 2001 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on June 7, 2001 and (z) 16,289,023 shares of Common Stock underlying the Warrants. The 16,289,023 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                     As of June 29, 2001, Greenlight Fund beneficially owns 2,947,365 shares of Common Stock of the Issuer (which includes 2,947,365 shares issuable to the reporting persons upon exercise of its Warrants), which represents 15.2% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,947,365 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Fund as of the date hereof, by (ii) 19,390,812 shares of Common Stock, which equals the sum of (y) 16,443,447 shares of Common Stock outstanding as of May 8, 2001 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on June 7, 2001 and (z) 2,947,365 shares of Common Stock underlying its Warrants.

                     As of June 29, 2001, Greenlight Qualified beneficially owns 6,964,721 shares of Common Stock of the Issuer (which includes 6,964,721 shares issuable to the reporting persons upon exercise of its Warrant), which represents 29.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 6,964,721 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Qualified as of the date hereof, by (ii) 23,408,168 shares of Common Stock, which equals the sum of (y) 16,443,447 shares of Common Stock outstanding as of May 8, 2001 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on June 7, 2001 and (z) 6,964,721 shares of Common Stock underlying its Warrants.

                     As of June 29, 2001, Greenlight Offshore beneficially owns 6,376,937 shares of Common Stock of the Issuer (which includes 6,376,937 shares issuable to the reporting persons upon exercise of its Warrant), which represents 27.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 6,376,937 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Offshore as of the date hereof, by (ii) 22,820,384 shares of Common Stock, which equals the sum of (y) 16,443,447 shares of Common Stock outstanding as of May 8, 2001 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on June 7, 2001 and (z) 6,376,937 shares of Common Stock underlying its Warrants.

          (b)     Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

          (c)     Other than as described in Items 3 and 4 above, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have engaged in any transactions in the Common Stock within the past 60 days.

          (d)     Not Applicable.

          (e)     Not Applicable.
Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Third Purchase Agreement
Exhibit 99.2	Form of Warrant
Exhibit 99.3	Amendment No. 2 to Registration Rights Agreement
Exhibit 99.4	Consent and Waiver Agreement
Exhibit 99.5	Second Amended Certificate of Designation
Exhibit 99.6	Form of Note
Exhibit 99.7	Amendment No. 2 to Stockholders Agreement
Exhibit 99.8	Letter Agreement
Exhibit 99.9	Joint Filing Agreement dated January 29, 2001, among Greenlight, Greenlight Fund, Greenlight Qualified Greenlight Offshore, Mr. Einhorn and Mr. Keswin.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 29, 2001
GREENLIGHT CAPITAL, L.L.C.
By:	JEFFREY A. KESWIN ___________________________________ Jeffrey A. Keswin, Managing Member

GREENLIGHT CAPITAL, L.P.
By:	Greenlight Capital, L.L.C., its general partner
By:	JEFFREY A. KESWIN ___________________________________ Jeffrey A. Keswin, Managing Member

GREENLIGHT CAPITAL QUALIFIED, L.P.
By:	Greenlight Capital, L.L.C., its general partner
By:	JEFFREY A. KESWIN ___________________________________ Jeffrey A. Keswin, Managing Member

GREENLIGHT CAPITAL OFFSHORE, LTD.
By:	Greenlight Capital, L.L.C., its general partner
By:	JEFFREY A. KESWIN ___________________________________ Jeffrey A. Keswin, Director